UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

DineEquity, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

254423106
(CUSIP Number)

Richard T. McGuire III c/o Marcato Capital Management LLC One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 254423106	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,021,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,021,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 254423106	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,021,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,021,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 254423106	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 253,254
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 253,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 254423106	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,657
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 254423106	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 732,575
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 732,575
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 254423106	SCHEDULE 13D	Page 7 of 10

Item 1.	Security and Issuer.

The name of the issuer is DineEquity, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 450 North Brand Boulevard, Glendale, CA, 91203, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by Marcato Capital Management, LLC, a Delaware limited liability company ("Marcato"), Richard T. McGuire III, a United States citizen, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company.  Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)	The principal business address for each of the Reporting Persons is One Montgomery Street, Suite 3250, San Francisco, CA 94104.

(c)
Mr. McGuire is the managing member of Marcato, an investment adviser that serves as general partner of Marcato, L.P. and Marcato II, L.P. and investment manager of Marcato International Master Fund, Ltd.

(d)	Mr. McGuire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $53,766,584.

CUSIP No. 254423106	SCHEDULE 13D	Page 8 of 10

Item 4.	Purpose of Transaction.

The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons have engaged, and expect that in the future they will continue to engage in discussions with and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. As part of such activities, the Reporting Persons may take positions or make proposals with respect to, among other things, the Issuer's capital structure and policies regarding returning capital to shareholders, operations, management, Board of Directors composition, strategy and future plans, as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

On December 19, 2012, Marcato sent a Letter and Discussion Materials to Julia Stewart, Chairman, CEO and President of DineEquity, Inc. A copy of the Letter and Discussion Materials are attached as Exhibits 1 and 2.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 1,021,486 Shares (the "Marcato Shares"), constituting 5.5% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 253,254 Shares, constituting 1.4% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 35,657 Shares, constituting 0.2% of the Shares and (iii) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 732,575 Shares, constituting 4.0% of the Shares, each based upon 18,429,500 Shares outstanding as of October 26, 2012.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 253,254 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 35,657 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 732,575 Shares.  Marcato, as the general partner of Marcato, L.P. and Marcato II, L.P. and the investment manager of Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  By virtue of Mr. McGuire's position as the managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days (or since the Reporting Persons' most recent report, if shorter) are set forth in Exhibit 3.

CUSIP No. 254423106	SCHEDULE 13D	Page 9 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Letter to Julia Stewart from Marcato Exhibit 2: Discussion Materials Exhibit 3: Schedule of Transactions in Shares Exhibit 4: Joint Filing Agreement

CUSIP No. 254423106	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2012
(Date)

Marcato Capital Management LLC*

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).